Exhibit 99.43

FORM 51-102F3

Material Change Report

ITEM 1.

NAME AND ADDRESS OF COMPANY

Formation Capital Corporation, Suite 1510 – 999 West Hastings St., Vancouver, B.C. V6C 2W2

ITEM 2.

DATE OF MATERIAL CHANGE

January 13, 2004

ITEM 3.

NEWS RELEASE

Issued January 13, 2004 and distributed through the facilities of of the TSX Exchange, CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The issuer’s wholly owned subsidiary, Formation Chemicals, Inc., has commenced the process of re-starting the silver refining section of the Big Creek Hydrometallurgical Complex  located near Kellogg, Idaho.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

Not applicable.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Mari-Ann Green, CEO

Telephone:

604-682-6229

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 22 day of September, 2004.